Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed acquisition of the television systems and set top box lines by Trident Microsystems, Inc. (“Trident”) from NXP, B.V. (“NXP”), the benefits of the proposed acquisition, the future financial performance of Trident after the proposed acquisition and Trident’s current expectations for the second fiscal quarter of 2010. All forward-looking statements included in this filing are based on information available to Trident as of the date of this filing and current expectations, forecasts and assumptions of the company. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. In the case of Trident’s current expectations for the second fiscal quarter of 2010, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process. In the case of the proposed acquisition by Trident, these risks and uncertainties include the risk that the proposed acquisition may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for the company’s products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; intensive competition; and the other risks and uncertainties faced by Trident, as reported in its most recent Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”). No forward-looking statements in this filing or those filings should be relied upon as representing Trident’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box lines by Trident from NXP, Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Trident’s stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a transcript of a conference call/webcast for the financial community hosted by Trident at 5 pm EDT/2 pm PDT on October 26, 2009, to discuss the press release issued by Trident earlier that date announcing its operating and financial results for the first fiscal quarter ended September 30, 2009. Trident has previously filed such press release on Form 8-K and under Rule 425; accordingly, such documents are omitted from this filing.

FINAL TRANSCRIPT

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Conference Call Transcript

TRID - Q1 2010 Trident Microsystems Earnings Conference Call

Event Date/Time: Oct 26, 2009 / 09:00PM GMT

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Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
CORPORATE PARTICIPANTS
John Swenson
Trident Microsystems — IR
Pete Mangan
Trident Microsystems — CFO
Sylvia Summers
Trident Microsystems — President, CEO
CONFERENCE CALL PARTICIPANTS
Rajvindra Gill
Needham & Company — Analyst
Yang Tang
Pacific Crest Securities — Analyst
David Mueller
Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the Q1 2010 Trident Microsystems earnings conference call. My name is Ken and I will be your coordinator for today. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s conference, Mr. John Swenson.

John Swenson - Trident Microsystems — IR
Good afternoon and welcome to Trident Microsystems’ fiscal first-quarter conference call. After the market closed today Trident issued a press release discussing results for it fiscal first-quarter ended September 30, 2009. The press release is accessible online at www.tridentmicro.com.
This call is being broadcast live over the Web and is accessible using the link found in today’s press release. A replay of the webcast will be available starting tomorrow by accessing the Investor Relations section of Trident’s website, which again is www.tridentmicro.com.
Before we begin, please note that during this go we will make forward-looking statements. These include comments related to guidance on anticipated revenues and operating losses, closing of the NXP transaction, future product shipments and other statements. We are not obligated to update these statements. Actual results may differ materially from the forward-looking statements made today and have, in fact, done so in the past.
These projections or forward-looking statements are subject to certain risks and uncertainties. These risks include in particular our ability to close and realize the benefits from the NXP transaction, the ability to obtain design wins among major OEMs for our product, and competitive pressures, including pricing and competitors’ new-product introductions, increasingly competitive DTV market and our ability to retain key employees.
These and other factors are discussed in our press release and on the Company’s filings with the SEC. We encourage you to read these documents and to come to your own conclusions about the risks and uncertainties inherent in Trident’s business.
Also, please note we will present non-GAAP financial information in this call. For a reconciliation of our non-GAAP information to the most comparable information under GAAP please refer to our press release.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
On today’s call are Sylvia Summers, Trident’s CEO and President, and Pete Mangan, Trident’s Senior VP and CFO. Pete will review the financial results for the quarter and Sylvia will follow with further discussion of Trident’s business. Finally Pete will provide guidance for the fiscal first-quarter and will then open the call for questions.
Now I will turn the call over to Pete Mangan.

Pete Mangan - Trident Microsystems — CFO
Thank you all for joining our call today. Let me start by stating the results for the quarter were consistent with our revised guidance announced on October 5. Net revenues for the quarter were $31.1 million, up from $14.9 million in the prior sequential quarter. This reflects the full quarter impact of the product lines acquired from Micronas in May, and is close to the combined revenue levels we had anticipated at the time of the acquisition.
Discrete products accounted for 92% of revenues, and were up substantially on the strength of FRC, demod and audio products.
For the quarter we had three customers with greater than 10% of revenues. Samsung represented 27% of total revenues, while LG and Philips represented 15% and 11%, respectively.
Regionally revenues were more concentrated with Korea at 44%, followed by Europe 27%, Asia Pacific 17%, Japan 11% and North America 1%.
Blended ASPs for the quarter were approximately $3.50, which compares with the prior quarter of roughly $4.50.
Our non-GAAP gross margins for the quarter were 36.9%, which were essentially flat with the prior quarter. This is better than our original guidance and reflects a stronger mix of discrete product, as well as better economies of scale, resulting from higher revenues.
The adjustment between non-GAAP and GAAP gross margin was approximately $1 million, resulting in a GAAP gross margin of 34%, up from 31% in the prior quarter.
Non-GAAP operating expenses were $22.1 million for the quarter, of this R&D was $15.6 million and SG&A $6.5 million.
Total OpEx increased approximately $2.6 million from the prior quarter, which primarily reflects the full quarter’s impact of R&D and SG&A expenses related to the Micronas acquisition.
Our recent M&A and customer activities has created some turbulence in OpEx this past quarter. Compared with our original guidance of $20 million to $21 million, we incurred approximately $800,000 of additional costs and expenses related to the Micronas and NXP transactions, and $500,000 of extra tooling and other costs related to our design win activities in the quarter.
Total GAAP adjustments for the quarter were $5.6 million. These primarily included $2.8 million of professional fees related to the NXP transaction, as expected, $1.5 million of restructuring, $1.2 million in stock-based compensation expenses, and $1 million of intangible amortization. These are offset by $1.6 million reimbursement from D&O insurance.
Net loss for the fiscal first-quarter on a non-GAAP base, which excludes the adjustments noted above, was $11.6 million or $0.17 per share. This compares with a non-GAAP net loss of $15.7 million or $0.24 per share in the prior quarter, and $3.3 million or $0.05 per share for the first quarter of fiscal 2009.
Please note at the time of the Micronas product line acquisition we talked about delivering a 10% to 25% improvement in the non-GAAP operating performance. In our first full quarter post close we delivered a 24% improvement. We believe this validates the strength of these product lines and our ability to execute on the integration plan.
Now turning to the balance sheet. Cash at the end of the quarter was $161 million, down $27 million from the prior quarter. This decrease in cash was driven primarily by the operating loss and a $16 million net increase in working capital, primarily related to timing of payables as well as higher inventories and receivables consistent with the ramp in revenue.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
All working capital metrics improved in the quarter, with DSOs of 53 days, days of inventory of 50 days, and days payable and accrued liabilities of 83 days.
This concludes our financial review of the quarter. Before I address the guidance for the December quarter, let me turn the call over to Sylvia for her comments.

Sylvia Summers - Trident Microsystems — President, CEO
Thank you all for joining us on the call today. Despite the net loss, which we expected at this point in our turnaround, our report for this quarter is almost uniformly positive. Financial results for the quarter were in line with our improved guidance and consistent with expectations we set at the time of the acquisition of the Micronas product lines.
These products delivered solid revenue and gross margin in the quarter. More importantly, the audio and demod IP that we acquired in that transaction were critical to winning the large Korean OEM design win that we announced today.
This OEM is the largest manufacturer of LCD TVs in the world, with an estimated market share of approximately 20%. Our SoC won most of the low-end sockets for North America and all of Europe, the two highest volume regions. We believe we also are currently the preferred supplier for the 2010 midrange socket at this customer. However, we are still modifying the chip to meet the customer’s requirements and finalizing the economics.
Finally, for a portion of the high-end business at this customer, our FRC discrete chip will again be one element of their DTV system solution.
Based only on the low-end win, we believe we have captured the majority of this customer’s volume for 2010, which reestablishes Trident as a true market leader in DTV. Winning the midrange would enhance and solidify this position.
So why did Trident win? There are several reasons for that. First, our technical performance was very strong. We met or exceeded the customer’s critical requirements for picture quality. And for the first time we also were able to offer best-in-class audio and demod as part of a full DTV system solution.
Second, we have a very robust and user-friendly software platform, which the customer is familiar with, and which allows rapid tuning and quicker time-to-market. This platform is common across our low-end and midrange product lines. As the customer continues to consider our midrange solution, we believe this cross-platform capability offers the customer a significant competitive advantage.
And finally, from sales to engineering to software, we kept the focus on meeting the customer’s requirements and reestablishing a strong, ongoing relationship with this leading OEM.
Price certainly played a role as well. While we do not believe that we were the cheapest, there was a price point that we needed to hit. With a two chip solution our product cost is not optimal and there will be an impact to margins until we can enter production with a one chip solution in 2011. So we look at this as an investment to establish our leadership in both technology and marketshare.
As we work next year to secure design wins for 2011 production, our conversations with OEMs will be different, because we will have a Trident SoC in volume production with the largest player in the industry. We believe this significantly enhances our opportunity to win additional Tier 1 designs for 2011.
We are on track with our one chip SoC solutions for the DTV low-end and midrange. We anticipate taping out the new midrange product in the current quarter, and our new SoC for the low-end segment in calendar Q1. Both products are on schedule to sample with customers next year for 2011 production decisions. And again, both products will share a common software platform, which provides customers with significant advantages in engineering cost and time-to-market.
On the discrete side, which are largely the products we acquired from Micronas, demand in Q1 was greater than expected, and we now anticipate that these trends will carry into the December quarter.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
As we look out to calendar 2010 we have discrete design wins across a broad customer base for production next year. We believe that these discrete products will continue to have opportunities as innovative new features will often be implemented in discrete before being integrated into the SoC. Good examples are the 3-D TV and the emerging DVBT-2 demod standards.
A healthy discrete business also allows us to field validate innovative new IP developed in our centers of technology excellence around the world, and then to be a first mover when it makes sense for our Shanghai-based team to integrate these capabilities into an SoC.
Now I want to provide you with an update on our proposed acquisition of the NXP TV and set-top box product lines, which we announced three weeks ago. As we noted at the time of the announcement, through this transaction Trident will be roughly doubling its addressable market, which will include DTV and set-top box, as well as PC TV and other consumer entertainment products. We believe this will result in a total available market in the range of $5 billion in 2010.
In TV we believe that we will have a very strong market position in 2010, based on having the majority share with two of the top five OEMs, as well as minority share across the rest of the Tier 1s. In set-top box we will enter 2010 with a particularly strong position in the satellite segment and a top three position overall in the market.
NXP, like Trident, has exceptional technology and extremely talented people. The combined IP and technology portfolio will include more than 1,500 issued and pending patents from NXP, in addition to more than 500 for Trident. From NXP this includes MEMC, conditional access and the first 45 nanometer platform for DTV and set-top box. Combined with the industry-leading picture quality, audio and demod, we believe that we will have a very strong portfolio that can be leveraged across multiple markets that serve the connected home.
Finally, we expect to increase the revenue of the Company by a factor of 4 to 5 in our first full quarter post closing. This will drive significant economies of scale as we leverage a lean organization that will be 65% in Asia on day one.
We are progressing through the regulatory process, consulting with employee groups, and preparing preliminary proxy materials related to the transaction. We also are continuing to develop plans and finalizing ongoing leadership teams so that we are in position to efficiently run the business on day one and execute the integration plan.
In summary, we are pleased by the sequential improvement in our quarterly financial results, as well as our increasing success with Tier 1 TV OEMs, as reflected in the major design win we announced today.
Clearly the Trident engineering team in Shanghai, supported by our technology centers of excellence in North America and Europe, has demonstrated its ability to meet Tier 1 requirements and to win significant market share.
As I mentioned, the acquisition of the product lines and IP from Micronas has been an important contributor. Looking forward, the product lines and IP we plan on acquiring from NXP will build on this success by significantly upgrading and expanding our IP, adding strong people with complementary talents, redefining our scale, and enhancing our ability to leverage our incredibly cost competitive engineering core.
We believe this is the right formula for bringing cost competitive innovation to the DTV and set-top box markets, and also the right formula for Trident to achieve profitable market leadership. With this, I would like to turn the call back over to Pete.

Pete Mangan - Trident Microsystems — CFO
I would now like to share some comments on the outlook for fiscal Q2 ending in December, as well as some comments on the path to profitability for the Company.
We expect net revenues for the fiscal second-quarter ending December to be in the range of $31 million to $34 million. For the quarter we expect SoC revenues to more than double and constitute 15% to 20% of revenues for the quarter. We expect non-GAAP gross margins for the quarter to be in the range of 27% to 30%. The expected decline in margin is primarily related to product mix, including the impact of the initial sales from the recent Tier 1 design win. We are forecasting a non-GAAP operating expense to be in the range of $21 million to $22 million; of this R&D is expected to be in the range of $15 million to $16 million and SG&A approximately $6 million.
We expect to report a non-GAAP operating loss in the range of $11 million to $14 million. We anticipate GAAP adjustments in the range of $7 million to $8 million and income taxes of approximately $0.5 million.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
Finally, we expect to end the quarter with a cash balance of approximately $135 million to $140 million. This reflects the impact of the expected operating loss, as well as a tax withholding payment of approximately $12 million related to the liquidation of a foreign subsidiary.
Looking out to 2010, the margin impact of this new Tier 1 design win will be significantly more pronounced as we ship in greater volume.
Now a few comments on the NXP transaction and our path to profitability. We expect to close the transaction in late January. We continue to anticipate revenues of $140 million to $160 million and a non-GAAP operating loss in the range of 10% to 15% in the quarter ending June 2010. As we have said previously, we expect to reach breakeven as early as the end of calendar year 2010.
And looking forward we continue to project a long-term operating model of 35% gross margins and 12% operating margins, and believe that this is achievable as we introduce our integrated single-chip DTV SoC products, ramp expected 45 nanometer set-top box products, and complete our operating expense reduction plans. All three elements are currently projected to be in place in 2011.
That ends our prepared comments. Sylvia and I will now take your questions.
QUESTION AND ANSWER

Operator
(Operator Instructions). Rajvindra Gill.

Rajvindra Gill - Needham & Company — Analyst
Just some questions first on the gross margin. Clearly the margins are coming down pretty steeply going into the December quarter. Can you talk a little bit about what was going on in terms of the actual pricing that you got for the Samsung business, and the product mix, some of the puts and takes there?
Also, you had mentioned at the last section of your call that as the business with Samsung or this Tier 1 OEM picks up that the margin impact is going to be significantly pronounced as you are shipping greater volume. So should we be expecting that type of margin range, 27% to 30%, over the next several quarters? And if so, how will that impact the profitability timeframe at the end of calendar year ‘10?

Pete Mangan - Trident Microsystems — CFO
I will start and then have Sylvia add to it. Obviously, we don’t talk about product specific or customer specific pricing. I think what you can tell by the guidance that we have given for the December quarter that, with SoCs doubling as a product mix you can begin to complete a picture of the margins. We expect the revenue in the quarter, again, for the low-end to only pick up in the month of December. So will not be a full quarter’s worth, but can use those elements to project for next year.

Rajvindra Gill - Needham & Company — Analyst
Well, what — then should we be looking at a margin of 27% to 30% over the next several quarters as it starts to ramp in March and June going forward — is that the margin range we should be looking at? Because it appears that you discounted heavily on those components, the integrated SoC is not going to really come — the revenue is not going to come until probably sometime in the mid — it was actually ‘11? So is that the range that we should be modeling in? And if that is the case, how do you expect to get to profitability?

Pete Mangan - Trident Microsystems — CFO
The integrated part, you are right, will be for 2011 revenues. And as I’ve indicated before, we are guiding for the quarter, but certainly note that it is a portion of this quarter’s revenue and really being shipped just in the last month. I will leave the projections for the next quarters to you.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call

Rajvindra Gill - Needham & Company — Analyst
Right. Okay. So you had mentioned that you — going to the Samsung opportunity — you talked about that you got the low-end socket for Europe and North America. For the midrange — maybe if you can delve a little bit in detail what was going on in the midrange? You said you are still the preferred supplier, but that you are still working on, I guess, some of the specs or some of the technology around that. Is there — what are some of the — what is going on with the midrange? Is that going to be incremental to the revenue opportunity?

Sylvia Summers - Trident Microsystems — President, CEO
Let me comment on that. So in terms of will the revenue be incremental, the answer is absolutely, yes, it will be incremental. When we are saying that we are still working on it, there are several things that we are doing. For one thing we need to tape out again this chip to meet the customer’s requirements, which always does create some risk.
Then, of course, when we are talking about the margin, and we are working with a two chip solution, which is not exactly optimal in terms of cost, so we are still looking at all of this in terms of how could we reduce the cost of this chip. Competition — and although we mentioned that we were not the cheapest, the competition was pretty fierce in terms of price. I think that gives you the picture for the midrange.
We are going to be starting to ramp the low-end in Q1 or in Q2 calendar. Right? So it is really a 2010 business. And the midrange will be the same way.

Rajvindra Gill - Needham & Company — Analyst
I am sorry, when will the midrange start to — if you do get the business, when will that pick up?

Sylvia Summers - Trident Microsystems — President, CEO
It will be probably towards the end of Q1.

Rajvindra Gill - Needham & Company — Analyst
End of Q1. Okay. So end of March then? Okay. So you had mentioned that you were displaced with the FRC in the high-end. Are you going back — getting that business back now with Samsung or — if you could clarify on that comment.

Sylvia Summers - Trident Microsystems — President, CEO
Yes, so we were happy and surprised when a Q1 customer came back to us and asked us for a FRC. So it is going to be a portion of high-end business, but again it is a discrete solution which is part of an overall solution, the rest of it being provided by their internal designs.

Rajvindra Gill - Needham & Company — Analyst
I see. So —.

Pete Mangan - Trident Microsystems — CFO
So what is consistent with what we mentioned before is most of the volume went to the midrange as it was integrated. But there is an opportunity still at the high end for our part to participate next year.

Rajvindra Gill - Needham & Company — Analyst

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
Okay, well, that’s good news. And just trying to size up the Samsung opportunity, I think in the past you talked about Samsung doing about 10 million units to 20 million units, which you are projecting next year, calendar ‘10.
On the low-end it is half that, at probably a $5 ASP. The revenue for June for $140 million to $160 million, does that include revenue from the low-end for Samsung in your forecast or could that be incremental to that guidance for June?

Pete Mangan - Trident Microsystems — CFO
No, that is embedded in the range of the $140 million to $160 million.

Rajvindra Gill - Needham & Company — Analyst
Okay. Is it the low-end is embedded or are you assuming you’re going to get the low and midrange?

Pete Mangan - Trident Microsystems — CFO
No, we just announced today the winning of the low-end business.

Rajvindra Gill - Needham & Company — Analyst
So midrange is incremental?

Pete Mangan - Trident Microsystems — CFO
Yes.

Rajvindra Gill - Needham & Company — Analyst
And so is it the possible FRC portion? Okay. (multiple speakers). Okay, got it. If you could talk a little bit about some of the integration efforts that are going on now with Micronas and NXP. What are some of the — what is the status of that? I know you mentioned some regulatory approvals. What have been some of the challenges in integrating that? What is going on with the headcount roadmap resizing that accordingly? Any thoughts on that would be helpful.

Sylvia Summers - Trident Microsystems — President, CEO
So it is — as you know, we announced that three weeks ago, so we are pretty deep into thinking through what — not only what the organization is going to look like, but where are the major products going to be built? Trying to identify what kind of redundancy we may have between our different centers of excellence. Working on defining who the executive team should be. In fact, we have our first off-site meeting for the next three days here in this country.
So it is too early to give detailed results, but we are certainly looking at the expense — reduction of expense pretty hard. And we will be able to tell more as we progress.

Rajvindra Gill - Needham & Company — Analyst
Okay, great.

Sylvia Summers - Trident Microsystems — President, CEO

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
We mentioned in the call that on day one 65% of our resources will be in Asia. In fact, we do maintain our strategy to have what I would tend to call the production, engineering the SoCs and software in Asia, and keeping centers of excellence where you find the excellence, meaning in Europe and in this country.
That is going to remain our strategy going forward. In other words, we are going to get the best of both worlds, and then streamline the whole engineering development to be able to get many products out the door for less cost.

Rajvindra Gill - Needham & Company — Analyst
Pete, the cash balance post acquisition, are you still looking at the $180 million to $185 million range?

Pete Mangan - Trident Microsystems — CFO
Yes, same as we announced three weeks ago.

Rajvindra Gill - Needham & Company — Analyst
Okay.

Pete Mangan - Trident Microsystems — CFO
So it will be the $135 million or $140 million from Trident and the additional $45 million.

Rajvindra Gill - Needham & Company — Analyst
Right. But that balance would then decline, right, with the operating losses in the working capital towards the end of the March quarter?

Pete Mangan - Trident Microsystems — CFO
That would be projected if we close the books on January or close the deal on January 1. More likely it will close at the end of January.

Rajvindra Gill - Needham & Company — Analyst
Okay, got it. And if you could just maybe quickly talk about the demand landscape that you are seeing right now in the digital TV environment. Can you talk a little bit about order patterns and sell through forecast. Any insight on that going into December, as well as into next year would be helpful.

Sylvia Summers - Trident Microsystems — President, CEO
I think we are going to see the same pattern as you have always seen in the DTD business in terms of orders. And of course we are going to become more fluent in this, again, as we have won our large OEMs, because last year was not exactly representative.
What I can say also is that judging from what is going on at the OEMs, the market is picking up. In fact, some of them are pretty bullish about 2010 in terms of, again, the market.
In terms of the competitive environment, of course we have been a large contributor in the consolidation of the industry. So we are seeing less vendors, I would say, which hopefully will stabilize the ASPs going forward.

Rajvindra Gill - Needham & Company — Analyst

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
Thank you very much.

Operator
(Operator Instructions). Ruben Roy.

Yang Tang - Pacific Crest Securities — Analyst
This is Yang for Rubin and Tom. I just had a quick question on your cash balance guidance. The cash withholding of $12 million, was that previously announced when you guys announced the NXP transaction?

Pete Mangan - Trident Microsystems — CFO
Yes, and Yang it was announced three weeks ago, and it is related to the liquidation of our TTI Taiwan organization.

Rajvindra Gill - Needham & Company — Analyst
Okay, great. Thank you.

Operator
[David Mueller].

David Mueller Analyst
This is Dave. I’ve got a question about your dual chip business. When did you say that you are going to transfer over to single chip?

Sylvia Summers - Trident Microsystems — President, CEO
We are going to have our midrange single-chip product is going to tape out this quarter. Another one will tape out in Q1 calendar 2010. Those two are really aimed at the 2011 business. So absolute end of the December quarter, beginning of the January quarter. 2011.

David Mueller Analyst
Just have one follow-up question. You said 65% of your business is in Asia?

Sylvia Summers - Trident Microsystems — President, CEO
65% of our employees are in —.

David Mueller Analyst
Oh, employees.

Sylvia Summers - Trident Microsystems — President, CEO
Yes.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call

David Mueller Analyst
Thanks you.

Operator
Rajvindra Gill.

Rajvindra Gill - Needham & Company — Analyst
You mentioned like the 2010 with the Tier 1 OEM, any insight in terms of how that — how you are progressing with the 2011 for that Tier 1? I think when we talked topped before that you were trying to negotiate a two-year agreement with that potential customer. Is that plan now closer to coming to fruition, or are you still waiting for the midrange to finalize that, and are they still waiting to see what the status is on the when you tape out the SoC?

Sylvia Summers - Trident Microsystems — President, CEO
Right now, I mean, ourselves plus a lot of engineering resources are focused on the 2010 business. It is — as you know, OEMs now tend to use vendors for two years. But then of course they can change their minds, so we are not really focused on 2011 with this particular customer quite yet as we complete the 2010 designs. We are, however, engaging with other Tier 1s for of their 2011 business right now.

Rajvindra Gill - Needham & Company — Analyst
How are those discussions going so far with — now that you have a sizable patent portfolio and technology from Micronas and NXP?

Sylvia Summers - Trident Microsystems — President, CEO
Well, as we are still competing with NXP, the conversations right now with customers are, number one, you are really becoming strong, which is good. But, number two, what will be the converged roadmap? In the meantime, of course, we cannot answer because we are still two competing companies until we have the antitrust approval.
So I think everybody is waiting to see what this combined roadmap will look like. In the meantime, we have committed to support all the customers in 2010 with whatever platform we sold in the meantime. And to some extent it reassured them.
We are a lot more credible now that we are doing this (multiple speakers) test. I mean, this Korean OEM win is very significant in the minds of the other customers, but this additional staff makes us strategic potentially.

Rajvindra Gill - Needham & Company — Analyst
Absolutely. Absolutely. You talked about the strong percentage of sales for discrete on the frame rate converter and demodulator. Talk a little bit about the frame rate converter market. Do you still see that as a growing TAM?
And what will happen to that TAM — will that FRC eventually be integrated into an SoC, is that part of the plan, in terms of the two chip or — I’m sorry, the single chip or is that going to be still separate discrete component embedded for 240 panel refresh rate TVs?

Sylvia Summers - Trident Microsystems — President, CEO
So for 240 Herz there will be a discrete chip. In fact, we are going to be taping out one discrete chip for that market in this quarter.

Final Transcript
Oct 26, 2009 / 09:00PM GMT, TRID — Q1 2010 Trident Microsystems Earnings Conference Call
However, I think the TAM is going to be flat and maybe a little bit decreasing compared to the TAM that used to exist for the current frame rate converter 120 hertz. The reason being that it is being integrated and we are the first ones to integrate those. NXP by the way, was also integrating this. So there will be a market. It will be potentially a high-margin market, but probably smaller.

Operator
That concludes our question and answer session for today’s conference. I will now turn the call back to management for closing comments.

John Swenson - Trident Microsystems — IR
Thanks everyone for joining us. Just a reminder, the Company will be presenting at AeA a week from today. That is on Monday, November 2. So hopefully we can see you all again there. Thanks for joining us.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a good day.

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